September 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin Dobbie

Julia Griffith

Sharon Blume

Christine Torney

Re:	IGM Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-233365

Acceleration Request

Requested Date:     Tuesday, September 17, 2019

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IGM Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-233365) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Securities and Exchange Commission

September 13, 2019

Sincerely,

IGM BIOSCIENCES, INC.

/s/ Fred Schwarzer

Fred Schwarzer
Chief Executive Officer and President

cc:	Misbah Tahir, IGM Biosciences, Inc.

Paul Graffagnino, GCA Law Partners LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Jonie I. Kondracki, Cooley LLP

Charles S. Kim, Cooley LLP